Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in Millions)	2007	2006	2006	2005	2004	2003		2002
Portion of rentals representing interest	$24	$33	$44	$45	$51	$46		$34
Capitalized interest	5	3	3	12	8	8		6
Other interest and fixed charges	86	94	123	87	131	156		136

Total fixed charges (A)	$115	$130	$170	$144	$190	$210		$176

Earnings-pretax income with applicable adjustments (B)	$1,168	$1,530	$1,884	$1,467	$1,687	$(559)		$202

Ratio of (B) to (A)	10.16	11.77	11.08	10.19	8.88		(a)	1.15

(a)	Earnings did not cover fixed charges by $769 million.